Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

September 4, 2007

Dear Mr. Rosenberg,

On behalf of Fresenius Medical Care AG & Co. KGaA (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated August 2, 2007 relating to the Company’s Form 20-F/A for the year ended December 31, 2006 (File No. 001-32749), which was filed on March 6, 2007 (the “Form 20-F”). For the convenience of the Staff, we are also sending a copy of this letter via fax.

To assist the Staff’s review of the Company’s responses, the Staff’s comments have been repeated in bold type below, and the Company’s response to each comment appears immediately following the applicable comment. For ease of reference, the six bulleted items in your comment 4 have been lettered as a to f. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

1.
Provide us in disclosure-type format the related aging of accounts receivable of each of your payor mix concentrations. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare and Medicaid, U.S. Commercial Payors, U.S. Hospitals Self-Pay. etc.). If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

The Company expanded its disclosures in 2005 for its critical accounting policies relating to Accounts Receivable and Allowance for Doubtful Accounts in response to a SEC comment letter dated May 26, 2005. The additional disclosure includes discussion of contractual adjustments, payment differences due to payor mix, collection practices, and the impact variances to its contractual adjustments or bad debts would have on earnings. In addition, the Company also included a schedule showing the composition of its trade accounts receivables.

Fresenius Medical Care AG & Co. KGaA	General Partner:	61346 Bad Homburg v.d.H.
	Fresenius Medical Care Management AG	Germany
Registered Seat:	Registered Seat:	Telephone: ++49-6172-609-0
Hof an der Saale, Germany, HRB 4019	Hof an der Saale, Germany, HRB 3894	Telefax: ++49-6172-609-2103
Supervisory Board:	Board of Management:
Dr. Gerd Krick (Chairman)	Dr. Ben Lipps (President and CEO)	Bank Details:
	Roberto Fusté, Dr. Emanuele Gatti, Rice Powell,	Dresdner Bank AG, Frankfurt am Main
	Lawrence A. Rosen, Dr. Rainer Runte, Mats Wahlstrom	IBAN Code: DE23500800000711673100
	Supervisory Board:	SWIFT Code: DRESDEFF501
	Dr. Ulf M. Schneider (Chairman)	Account-No.: 711 673 100

The Company has considered its disclosures for payor mix concentrations and related aging of accounts receivables. The Company believes that an aging schedule will not provide useful disclosure to the reader due to the number of countries in which the Company provides services and due to the fact that there is a significant number of local, state and federal governmental agencies that reimburse the Company for its services, the timing of which is significantly different from agency to agency, and country to country. Accordingly, we believe that the requested disclosure would not provide meaningful information about debtor quality. The disclosure in our Form 20-F describes that aging of receivables is considered for specific payor groups in our determination of a need to recognize a valuation allowance.

The Company has continually reviewed and updated this critical accounting policy when appropriate and respectfully submits to the Staff that it believes that the disclosures the Company provides describe the nature of its customers and its ability to estimate the collectibility of its accounts receivables.

2.
If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please provide in disclosure-type format the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

In response to the Staff’s comment, the Company has considered its disclosures for amounts relating to pending approval from third party payors. The Company typically classifies amounts pending approval within the balance due by the payor which is expected to provide the majority of the payment for such claims. The receivables are recorded at the total amounts expected to be received for services provided. Upon third party payment, any amounts remaining are reclassified to the classification of the primary payor of the remaining balance. The Company respectfully submits that the amounts pending approval from third party payors represent less than 1.0% of gross accounts receivable and thus do not warrant separate disclosure.

3.
Please describe in disclosure-type format in the table of contractual obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

In response to the Staff’s comments, the Company has included the estimated interest payments and has included footnotes disclosing our assumptions to derive the interest amounts in the table as shown below. The Company intends to add this additional disclosure in its next filing.

The following table summarizes, as of December 31, 2006, our obligations and commitments to make future payments for principal and interest under trust preferred securities, long-term debt and other long-term obligations, and our commitments under lines of credit and letters of credit:

Contractual Cash
Obligations		Payments due by period of

in millions	Total	1 Year	2-5 Years	Over 5 Years

Trust Preferred Securities (a)	$1,516	$96	$1,420	$-
Long Term Debt (b)	5,013	379	2,805	1,829
Capital Lease Obligations	8	2	4	2
Operating Leases	1,698	308	882	508
Unconditional Purchase Obligations	235	131	95	9
Other Long-term Obligations	16	10	6	-
Letters of Credit	85	85	-	-

	$8,571	$1,011	$5,212	$2,348

(a) Interest payments are determined on these debt instruments until their respective maturity dates and based on their applicable balances and fixed interest rates for each period presented.

(b) Interest payments are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

4.	You disclosed that you amortize non-compete agreements over 7 to 25 years, technology intangibles over 15 years and other intangible over 3 to 40 years. Please address the following:

a)
Please tell us the factors that you considered in assuming a 7 to 25 year useful life for non-compete agreements. Please specifically address the factors that led to your conclusion that the non-compete agreements will generate cash flows over the periods used.

Non-compete agreements consist of contracts with persons who sold their dialysis centers to the Company. These contracts are legally enforceable and provide that the sellers neither open new dialysis centers, nor cooperate with competitors. Hemodialysis patients generally obtain dialysis treatment at least 3 times a week for a period of 3-4 hours per treatment. Dialysis providers, such as our Company, generally try to establish clinics in areas where kidney failure seems to be prevalent thereby helping to minimize patient travel time issues. Facility operators and physicians attending to these clinics build a strong rapport and trust with their patients due to the frequency and length of patient treatments. If the selling facility operator were to open a clinic or move to a competitor in the same locale, management believes that a significant portion of these patients could follow. Non-compete agreements prevent the seller from making such a move thereby insuring cash flows that would have been lost as a result of the patient’s departure. Accordingly, the non-compete agreements help protect our investment thereby helping secure the future income from dialysis services.

In assessing the useful lives of the non-compete agreements, the Company looks at how long the contract provides protection to the Company. Since the Company’s usual non-compete agreement term is for a period of 8 to 10 years, a useful life assumption would typically be consistent with this time frame. The Company therefore determined that a useful life of 8 years adequately represents a reasonable estimate of the number of periods which benefit from the use of the asset.

At year end 2006, the Company had one active non-compete agreement with a carrying amount of less than $600k that is being amortized over 25 years. At year end 2005, the Company had a non-compete agreement with a contract term of 7 years relating to an acquisition made in 1997 that was fully amortized during 2005.

The weighted average life of all non-compete agreements is 8 years.

b)
Please tell us the factors that you considered in assuming a 15-year useful life for your technology intangible given your disclosure under Risk Factors that technological innovation has historically been a significant competitive factor in the dialysis business. Please specifically address the factors that led to your conclusion that the technology intangible asset acquired will generate cash flows over a 15-year useful life.

In November 2006, the Company acquired all the rights and assets to the PhosLo phosphate binder product business as described in Note 3 to the financial statements. In connection with the acquisition, the Company acquired developed product technology that represents proprietary know-how that is used for existing products and core technology that is used for the purposes of expanded use or additional indications of existing products.

In estimating the useful life of the technology intangible, the Company evaluated the following factors to assess the period of time that the acquired technology intangible is expected to contribute directly or indirectly to its future cash flows:

a	The current market for Phosphate binder pharmaceuticals in the ESRD patient population

b.	The competitive therapies currently available and potential future developments in competitive therapies

c.	The forecasted growth in the ESRD population

d.	Likely future developments in the PhosLo product and its method of delivery

e.	General trend in the ESRD patient care

f.	The fact that PhosLo is the only prescription phosphate binder product containing calcium in the U.S. market

Based on these factors, the Company determined that the appropriate useful life for the intangibles was 15 years. This period is consistent with the remaining useful life of the underlying PhosLo Gelcap patent.

c)
Please provide in disclosure-type format the amounts assigned to major intangible asset classes included in your Other category and tell us why the amortization periods are appropriate. Please also disclose the weighted-average amortization period for the Other category.

The table below shows a breakdown of the major intangible asset classes contained in the “Other” category as of December 31, 2006 which, as a group, has an aggregate average useful life of 7 years. The table reflects that there are no individual classes of intangible assets within “Other” that account for 5% of the total net book value of intangible assets other than goodwill.

	December 31,
	2006

	Gross		Net	Weighted average
	Carrying	Accumulated	Book	useful
	Amount	Amortization	Value	life

(in 000’s)
Other
Distribution Rights and Treatment Licenses	$57,434	$(34,650)	$22,784	5
Management and Administrative Services Contracts	19,982	(5,944)	14,038	11
Patents and Manufacturing Know-How	47,304	(36,915)	10,389	10
Acute Care Agreements	126,318	(119,712)	6,606	6
Desktop Software Licenses	24,431	(19,330)	5,101	2
Other intangible assets	30,040	(16,548)	13,492	8

Total Other	$305,509	$(233,099)	$72,410	7

In estimating the useful life of these assets, the Company evaluates the period of time that the asset is expected to contribute directly or indirectly to its future cash flows. In assessing the useful lives of these assets, management looked at underlying contracts, licenses, prior experience and other historical data as described in each section below.

Distribution Rights and Treatment Licenses

The distribution rights represent long-term delivery contracts and customer lists acquired from third parties. The useful lives assigned are based on the shorter of the estimated length of the period benefiting from the use of the asset or the term of the contract. Treatment licenses represent authorizations which are required in order to perform dialysis treatments of patients in some countries. The license assets are amortized over the legal term of each license. The useful lives for these authorizations range from 3 to 12 years.

Management and Administrative Services Contracts

In certain jurisdictions there are legal limitations on the operation of a dialysis facility by a corporation. In these cases the regulatory environment prohibits the Company from acquiring a dialysis center directly. Therefore, the Company enters into management or administrative services contracts. A management or administrative services contract is an agreement between the Company and a third party who has a license to operate a dialysis clinic. These contracts provide the Company with many of the responsibilities of managing or administering the facility in exchange for a contract fee that is generally dependant on the profitability of the facility. Accordingly, as these management or administrative services contracts, with the exceptions described under 4.e) below, generate benefits over their entire contract term they are amortized over their respective term ranging from 5 to 40 years, or over the estimated periods benefited, if shorter.

Patents and Manufacturing Know-How

These assets include patents and intellectual knowledge of manufacturing processes acquired from third parties. The Company estimates upon acquisition of such assets how it will use the asset and for what period of time patents and manufacturing know-how are expected to generate future income streams and cash flows. The assets are amortized over the period expected to be benefited, or, in the case of patents, for their legal term, if shorter.

Acute Care Agreements

The Company enters into Acute Care Contracts with hospitals or other health care institutions (i.e. with unrelated third-parties). According to these contracts the Company renders dialysis services for chronic dialysis patients while they are hospitalized and for patients with acute kidney failure on an as-needed basis. The treatment is performed on the hospital premises. The contractual term is generally limited to 1 to 3 years, after which the contract is generally extended or renewed by the hospital. However, the decision to extend or to renew the contract, or to enter into a contract with a competitor is that of the hospital alone. Therefore the Company does not control indefinitely the length of the period that benefits from the Acute Care Contracts.

The Acute Care Contracts are contractual relationships with customers and generate future economic benefits. As such, they are reported as intangible assets.

In assessing the useful life of Acute Care Agreements, the Company considered renewal periods, looked at the length of the average acute care contracts, and the historical renewal rates (96%) for existing acute care contracts.

Based on all factors, the Company determined that the appropriate useful life for the Acute Care Agreement intangibles was 6 years. In conjunction with the detailed review of the Company’s intangible assets, the Company also analyzed certain of these contracts and the assets underlying useful lives, see item 4.f) for further discussion.

Desktop Software Licenses

The Company considered its use of certain software in determining the useful life of its desktop software licenses which ranges from 2 to 3 years.

Other Intangible Assets

These assets represent various other intangible assets acquired, such as favorable lease agreements acquired in business combinations, brand names etc. The assets are being amortized over the period expected to benefit from their use or their contract term, if shorter.

d)	Please provide in disclosure-type format the weighted-average amortization period for your intangible assets in total.

The average useful life of all of the Company’s amortizable intangible assets is 8 years. The Company intends to add this additional disclosure in its next filing.

e)	Please tell us why management contracts have an indefinite life.

As discussed above in 4.c) Management and Administrative Services Contracts, the Company normally amortizes management or administrative services contracts over the contract life or benefit period. The Company, however, is party to administrative services contracts in the State of New York whereby the renewal is solely at the discretion of the Company. In addition, the contract restricts the sale of the operating license by the license holder and in the event that such licenses can be held by corporations, allows the Company to request that the license be sold to the Company at virtually no cost. During 2007, the State of New York enacted a change in law to allow corporate ownership of dialysis facility licenses. All of these factors ensure that Fresenius Medical Care AG & Co. KGaA, alone controls the economic benefits resulting from the New York based administrative services contract even after the contractual term has expired, either by renewing the administrative services contract or by acquiring the license from the license holder. This control has no time limit. Based upon these circumstances, an indefinite useful life is assumed.

f)
Please tell us why you have adjusted certain balances into goodwill that used to be identified as separate identifiable intangible assets, such as patient relationships. Provide us an analysis of the effect these adjustments had on your results of operations. Include the amortization period previously used in your analysis.

g)	Please tell us what adjustment was made to non-compete agreements. Explain to us why no correction of an error was warranted and how the change affected your results of operations.

The Company believes that a combined answer to both questions provides a better understanding of the reasons and the effect of the adjustment made as the adjustments made to patient relationships, non-compete agreements and acute care agreements are interdependent upon each other.

As discussed in Note 7 to the financial statements, in 2006 the Company performed a detailed review of its intangible assets related to U. S. dialysis clinics, in particular, those identified as patient relationships, non-compete agreements and acute care agreements.

With respect to patient relationships, the only contractual relationship the company has with a patient relates to actual services rendered and is reflected as an account receivable on the company’s balance sheet. The regulatory environment in the U.S. prohibits actual or implicit contractual agreements with patients as well as any control by the Company over the economic benefits of the future dialysis treatments of patients (transferable or separable).

Government health care programs, mainly the Medicare Program, cover approximately 80% of the patients the Company treats in the U.S. According to Medicare rules it is illegal to promote, develop or maintain contractual relationships with patients that obligate the patients, directly or indirectly, to use the Company’s services, or which grant the Company rights other than the remuneration for the service rendered.

By rendering the dialysis service, the Company acquires the right for remuneration for its services, normally through Medicare or through an insurance company. Rendering the dialysis service does not lead to future obligations of the patient, nor does it entitle a patient to future dialysis treatments. Based upon these considerations, the Company does not believe that the recognition of patient relationships based on contractual rights is appropriate.

Dialysis service providers are also prohibited from selling or otherwise transferring patients. The control over the future dialysis services is in the hands of the patient and his physician. The Company came to the conclusion that patient relationships cannot be recognized as an intangible asset as they are not separable.

Consequently it was concluded that the Company’s past practice of identifying a separate asset from goodwill for patient relationships was not appropriate as the reporting criteria for a separately identifiable asset are not met.

While patient relationships failed to meet the conditions of an intangible asset, the Company should have identified non-compete agreements and acute care agreements instead of patient relationships as assets separate from goodwill.

The Company estimated the amount of the misstatement relating to intangible assets and determined that it was individually and in the aggregate with all other misstatements not material to its consolidated financial statements for the years 2005, 2004, 2003, and 2002 as shown in the following table:

	2002	2003	2004	2005

		(in 000’s)
Total Shareholders’ Equity
as of December 31,
- as reported	$2,807,179	$3,243,680	$3,634,816	$3,973,706
- cumulative potential impact after tax	19,438	17,635	15,786	18,383

- pro-forma giving effect to the error	$2,826,617	$3,261,315	$3,650,602	$3,992,089

Change in %	0.69%	0.54%	0.43%	0.46%

Operating income
- as reported	$694,967	$757,435	$852,345	$938,918
- potential impact before tax	5,518	(3,004)	(3,082)	4,329

- pro-forma giving effect to the error	$700,485	$754,431	$849,263	$943,247

Change in %	0.79%	-0.40%	-0.36%	0.46%

Net Income
- as reported	$289,790	$331,180	$401,998	$454,952
- potential impact after tax	3,311	(1,802)	(1,849)	2,597

- pro-forma giving effect to the error	$293,101	$329,378	$400,149	$457,549

Change in %	1.14%	-0.54%	-0.46%	0.57%

In addition, the Company also determined that the aggregate amount of the misstatement as of December 31, 2005 would not have been relevant to the consolidated financial statements of 2006 had it been corrected as an out-of-the period increase to net income in 2006 ($18.4 million, 4.0%).

Accordingly, on the basis of this assessment, the Company determined that a restatement of the consolidated financial statements of a prior period was not required. However, the Company has prospectively reclassified its detailed records for the specific asset classes and useful lives within intangible assets in 2006 but did not record the accumulated balance as an increase of goodwill and an increase in equity due to its insignificance.

5.	Please tell us the nature of the unapplied cash and receivable credit.

The unapplied cash and receivable credit are used for recording payments the Company receives, generally from insurance carriers such as BCBS (Blue Cross Blue Shield), paying for claims for which the Company cannot initially identify to whom they pertain. Sometimes an insurance carrier may double pay a claim in error or it may not have provided sufficient backup for the company to determine how to appropriately apply the insurer’s payment, either to outstanding receivables or to revenue. In the event of overpayments, the insurance carrier generally finds the error and then requests a refund or holds back future payments, (both transactions are processed out of these accounts). The majority of unreconciled payments in these accounts have been received from commercial insurers, with smaller amounts received from federal, state and local governments. Monies received from government agencies are not taken into income per government rules and regulations. The Company maintains an unreconciled payment system to track the activity in the account.

6.
You disclosed that the Australian courts concluded that you had infringed on a patent held by the Gambro Group. Since it appears that there is a reasonable possibility that a loss has been incurred and the amount of that loss may be material please provide in disclosure-type format the estimated loss or range of loss or state that an estimate cannot be made as required by paragraph 10 of SFAS 5.

The Australian court system for this type of litigation has two separate and distinct proceedings. The first proceeding is to determine who is at fault and the second proceeeding is to determine damages, if any. Although a determination that the Company has infringed on a patent held by the Gambro Group has been made, the court has not yet rendered a decision on damages, if any. In 2006, the Company recorded an accrual relative to this litigation. The Company believes the amount accrued is immaterial to the Company’s results of operations. Ultimately there might be a different outcome of the Gambro proceeding which the Company currently can not estimate.

As requested by the Staff, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional written comments by facsimile to Robert A. Grauman with Baker and McKenzie LLP at (212) 310-1687 and to Charles F. Niemeth with Baker and McKenzie LLP at (212) 310-1886. Thank you for your consideration.

Sincerely,

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG,
its general partner

/s/ LAWRENCE A. ROSEN
Lawrence A. Rosen
Chief Financial Officer of the General Partner

Enclosures

cc:  Dr. Ben J. Lipps
       Robert. A. Grauman
       Charles F. Niemeth